Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF THE STEAK N SHAKE COMPANY

ARTICLE I

NAME

The name of the Corporation is THE STEAK n SHAKE COMPANY.

ARTICLE II

PURPOSES

The purposes for which the Corporation is formed are:

Section 1.  Specific Purposes.  To engage in the restaurant business and, in connection therewith, to manufacture, in whole or in part, design, develop, produce, assemble, fabricate, lease. purchase or otherwise acquire; to invest in, own, hold, use, license the use of, install, handle, maintain. service or repair; to sell, pledge, mortgage, exchange, distribute, lease, assign and otherwise dispose of. and generally to trade and deal in and deal with, as principal or agent, export and import, at wholesale, retail, or on commission, in every manner, goods, wares, merchandise, commodities, products, materials, and articles of commerce and property of every kind, class and description.

Section 2.  General Business Purposes.  In general, to engage in any lawful activity or business whatsoever for which corporations may be incorporated under the Indiana Business Corporation Law (the "Act").

ARTICLE III

PERIOD OF EXISTENCE

The period during which the Corporation shall continue is perpetual.

ARTICLE IV

RESIDENT AGENT AND PRINCIPAL OFFICE

Section 1.  Resident Agent.  The name and address of the Resident Agent of the Corporation is CT Corporation System, 36 South Pennsylvania Street, Indianapolis, Indiana 46204.

Section 2.  Principal Office.  The post office address of the principal office of the Corporation is 500 Century Building, 36 South Pennsylvania Street, Indianapolis, Indiana 46204.

ARTICLE V

SHARES

Section 1.  Number.  The total number of shares which the Corporation shall have authority to issue is sixty million (60,000,000) shares.

Section 2.  Classes.  There shall be two (2) classes of shares of the Corporation.  One class shall be designated as "Common Stock" and shall consist of fifty million (50,000,000) of the authorized shares, and the other class shall be designated as "Preferred Stock" and shall consist of Ten Million (10,000,000) of the authorized shares.

Section 3.  Relative Rights, Preferences, Limitations and Restrictions of Shares.

(a)  Common Stock.  Except to the extent granted to the Preferred Stock, the Common Stock shall have all of the rights accorded to shares under the Act, as amended, including but not limited to voting rights and all rights to distribution of the net assets of the Corporation upon dissolution.

(b)  Preferred Stock.  The Board of Directors may create one or more series of Preferred Stock and may determine, in whole or in part, the preferences, limitations, restrictions and relative voting and other rights of each series of Preferred Stock before the issuance of shares of that series.

Section 3.B.1.  Series A. Preferred Stock. The Series A Preferred Stock of the Corporation shall consist of three million (3,000,000) shares of the Preferred Stock specified in Article V, Section 3.B. of these Articles of Incorporation, as amended, and shall have the following rights, preferences, limitations and restrictions:

(a)  Dividends and Distributions.

(i)  Entitlement to Dividends.  Subject to the rights of the holders of any shares or any series of Preferred Stock ranking prior and superior to the Series A Preferred Stock with respect to dividends, and in preference to the holders of Common Stock and of any other junior shares, the holders of outstanding Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of February, May, August and November in each year (a "Quarterly Payment Date"), commencing on the first Quarterly Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in a per share amount (rounded to the nearest cent) equal to the greater of (A) $25, or (B) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in Common Stock or a subdivision of the outstanding Common Stock (by reclassification or otherwise)), declared on the Common Stock since the immediately preceding Quarterly Payment Date or, with respect to the first Quarterly Payment Date, since the first issuance of any shares of Series A Preferred Stock or fraction thereof.  In the event the Corporation shall at any time after May 16, 2001 (the "Rights Declaration Date") declare any dividend on Common Stock payable in Common Stock, or effect a subdivision or combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of Series A Preferred Stock were entitled immediately prior to such event under clause (B) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after the event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to the event.

(ii)  Declaration of Dividends.  The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in subparagraph (1) of this paragraph immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Payment Date and the next subsequent Quarterly Payment Date, a dividend of $25 per share on the Series A Preferred Stock shall nevertheless be payable on the subsequent Quarterly Payment Date.

(iii)  Accrual of Dividends. Dividends shall begin to accrue and be cumulative on outstanding Series A Preferred Stock from the Quarterly Payment Date next preceding the date of issue of the shares, unless the date of issue of the shares is prior to the record date for the first Quarterly Payment Date, in which case dividends on the shares shall begin to accrue from the date of issue of the shares, or unless the date of issue is a Quarterly Payment Date or is a date after the record date for the determination of holders of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Payment Date, in either of which events the dividends on the shares shall begin to accrue and be cumulative from such Quarterly Payment Date.  Accrued but unpaid dividends shall not bear interest.  Dividends paid on the Series A Preferred Stock in an amount less than the total amount of the dividends at the time accrued and payable on the shares shall be allocated pro rata on a share-by-share basis among all shares at the time outstanding.  The Board of Directors may fix a record date for the determination of holders of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

(b)  Voting Rights.  The holders of Series A Preferred Stock shall have the following voting rights:

(i)  Number of Votes.  Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the shareholders of the Corporation.  In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in Common Stock, or effect a subdivision or combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying that number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after the event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to the event.

(ii)  No Class Voting.  Except as otherwise provided herein, in any other Articles of Amendment creating another series of Preferred Stock or any similar shares, or by law, the holders of Series A Preferred Stock and the holders of Common Stock and any other shares of' the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

(iii)  No Special Voting Rights.  Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of' Common Stock as set forth herein) for taking any corporate action.

(c)  Certain Restrictions.

(i)  Dividends, in Arrears. Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in paragraph a. are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(A)	Declare or pay dividends or make any other distributions, on any shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(B)
Declare or pay dividends, or make any other distributions, on any shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding ups with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all parity shares on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all those shares are then entitled;

(C)
Redeem or purchase or otherwise acquire for consideration shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire any junior shares in exchange for shares of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

(D)
Redeem or purchase or otherwise acquire for consideration any Series A Preferred Stock, or any shares ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of' those shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(ii)  Limitation on Subsidiaries.  The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of the Corporation unless the Corporation could, under subparagraph (i) of this paragraph c., purchase or otherwise acquire those shares at such time and in such manner.

(d)  Reacquired Shares.  Any Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof.  All such shares shall upon their cancellation become authorized but unissued Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth in these Articles of Incorporation, in any Articles of Amendment creating another series of Preferred Stock or any similar shares or as otherwise required by law.

(e)  Liquidation, Dissolution or Winding Up.  Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (1) to the holders of shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of Series A Preferred Stock shall have received the greater of (A) $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (B) an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of Common Stock, or (2) to the holders of shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity shares in proportion to the total amounts to which the holders of all such shares are entitled upon liquidation, dissolution or winding up.  In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in Common Stock, or effect a subdivision or combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock) into a greater or lesser number of Common Stock, then in each such case the aggregate amount to which holders of Series A Preferred Stock were entitled immediately prior to that event under the proviso in clause (1) of the preceding sentence shall be adjusted by multiplying that amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after the event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to the event.

(f)  Consolidation, Merger. etc.  If the Corporation shall enter into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other securities, cash and/or any other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of shares, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.  In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in Common Stock, or effect a subdivision or combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after the event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to the event.

(g)  No Redemption.  The Series A Preferred Stock shall not be redeemable.

(h)  Rank.  The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to all other series of the Corporation's Preferred Stock.

(i)  Amendment.  These Articles of Incorporation of the Corporation shall not be amended in any manner that would materially alter or change the powers, preferences or special rights of the holders of Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the shares of Series A Preferred Stock then outstanding, voting together as a single class.

(j)  Expiration of Rights Agreement.  In the event that the Rights Agreement dated as of May 16, 2001, between the Corporation and Computershare Investor Services, LLC is terminated or expires prior to the issuance of any shares of Series A Preferred Stock, all of the shares of Series A Preferred Stock shall become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth in these Articles of Incorporation or in any other Articles of Amendment creating a series of Preferred Stock or any similar shares or as otherwise required by law.

Section 4.  Voting Rights of Common Stock.  Each holder of Common Stock shall be entitled to one (1) vote for each share owned of record on the books of the Corporation on each matter submitted to a vote of the holders of Common Stock.

ARTICLE VI

DIRECTORS

Section 1.  Number of Directors.  The Board of Directors is composed of nine (9) members.  The number of directors may be from time to time fixed by the By-Laws of the Corporation at any number.  In the absence of a By-Law fixing the number of directors, the number shall be nine (9).  Directors need not be shareholders of the Corporation.

ARTICLE VII

[RESERVED]

ARTICLE VIII

INDEMNIFICATION

Section 1.  Rights to Indemnification and Advancement of Expenses.

(a)  The Corporation shall indemnify as a matter of right every person made a party to a proceeding because such person is or was

(i)  a member of the Board of Directors of the Corporation,

(ii)  an officer of the Corporation, or

(iii)  while a director or officer of the Corporation, serving at the Corporation's request as a director, officer, partner, member, manager, trustee, employee, or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not,

(each an "Indemnitee") against all liability incurred by such person in connection with the proceeding; provided that it is determined in the specific case that indemnification of such person is permissible in the circumstances because such person has met the standard of conduct for indemnification specified in the Act.  The Corporation shall pay for or reimburse the reasonable expenses incurred by an Indemnitee in connection with any such proceeding in advance of final disposition thereof in accordance with the procedures and subject to the conditions specified in the Act.  The Corporation shall indemnify as a matter of right an Indemnitee who is wholly successful, on the merits or otherwise, in the defense of any such proceeding, against reasonable expenses incurred by the Indemnitee in connection with the proceeding without the requirement of a determination as set forth in the first sentence of this paragraph.

(b)  Upon demand by a person for indemnification or advancement of expenses, as the case may be, the Corporation shall expeditiously determine whether the person is entitled thereto in accordance with this Article and the procedures specified in the Act.

(c)  The indemnification provided under this Article shall apply to any proceeding arising from acts or omissions occurring before or after the adoption of this Article.

Section 2.  Other Rights Not Affected.  Nothing contained in this Article shall limit or preclude the exercise or be deemed exclusive of any right under the law, by contract or otherwise, relating to indemnification of or advancement of expenses to any individual who is or was a director, officer, employee or agent of the Corporation, or the ability of the Corporation to otherwise indemnify or advance expenses to any such individual.  It is the intent of this Article to provide indemnification to directors and officers to the fullest extent now or hereafter permitted by law consistent with the terms and conditions of this Article.  Therefore, indemnification shall be provided in accordance with this Article irrespective of the nature of the legal or equitable theory upon which a claim is made, including without limitation negligence, breach of duty, mismanagement, corporate waste, breach of contract, breach of warranty, strict liability, violation of federal or state securities laws, violation of the Employee Retirement Income Security Act of 1974, as amended, or violation of any other state or federal laws.

Section 3.  Definitions.  For purposes of this Article:

(a)  The term "director" means an individual who is or was a member of the Board of Directors of the Corporation or an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, member, manager, trustee, employee, or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not.  A director is considered to be serving an employee benefit plan at the Corporation's request if the director's duties to the Corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan.  The term "director" includes, unless the context requires otherwise, the estate or personal representative of a director.

(b)  The term "expenses" includes all direct and indirect costs (including without limitation counsel fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, all other disbursements or out-of-pocket expenses) actually incurred in connection with the investigation, defense, settlement or appeal of a proceeding or establishing or enforcing a right to indemnification under this Article, applicable law or otherwise.

(c)  The term "liability" means the obligation to pay a judgment, settlement, penalty, fine, excise tax (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

(d)  The term "party" includes an individual who was, is or is threatened to be made a named defendant or respondent in a proceeding.

(e)  The term "proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.